UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2000

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to

Commission file number 001-16385

NUI CORPORATION SAVINGS AND INVESTMENT PLAN

NUI Corporation
550 Route 202-206
P.O. Box 760
Bedminster, New Jersey 07921-0760

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN

EIN #22-3708029
PLAN #002

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
TOGETHER WITH AUDITORS' REPORT

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999
Page
Report of Independent Public Accountants

Financial Statements

Statement of Net Assets Available for Benefits	1

Statement of Changes in Net Assets Available for Benefits	2

Notes to Financial Statements	3-6

Supplemental Schedule:

I - Schedule of Assets Held for Investment Purposes at December 31, 2000	7

All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the NUI Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the NUI Corporation Savings and Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
June 15, 2001

EIN #22-3708029
Plan #002

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2000 and 1999

	2000	1999

Assets

Investments at Market Value (See Note 3)	$49,325,430	$47,816,307

Loans to Participants	1,311,464	1,214,999

Funds Pending Settlement	92,423	-

Cash	26,087	-

Accrued Income	2,663	1,138

Total Assets	50,758,067	49,032,444

Liabilities

Accrued Liability	-	(45,283)

Net Assets Available for Benefits	$50,758,067	$48,987,161
	=======	========

The accompanying notes are an integral part of this statement.

EIN #22-3708029
Plan #002

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2000
2000
Additions to Net Assets Attributed to:

Investment Income:
Net Depreciation in Market Value of Investments	$ (267,951)
Realized Loss	(175,436)
Dividends	2,755,343
Loan Repayment - Interest	102,896
Other Interest	1,525
2,416,377

Contributions:
Participants'	2,355,574
Employer's	858,818
Rollovers	131,176
3,345,568

Inter-fund Transfers and Other Credits	3,794,410

Total Additions	9,556,355

Deductions to Net Assets Attributed to:
Benefit Payments to Participants	(4,114,483)
Withdrawals	(992,368)
Expenses	(25,120)
Inter-fund Transfers and Other Debits	(2,653,478)

Total Deductions	(7,785,449)

Net Increase	1,770,906

Net Assets Available for Benefits:

Beginning of Year	48,987,161

End of Year	$ 50,758,067
========

The accompanying notes are an integral part of this statement.

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2000 and 1999

1.     Summary Description of Plan

The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description.

The plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 60% of their "basic" contributions. "Basic" contributions invested in all other funds are matched by the Company at 50%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

If a participant of the Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the taxable amount of the lump sum distribution may be made to the Plan.

Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Barclays Global Investors Asset Allocation Fund, Barclays Global Investors S&P 500 Stock Fund, Lord Abbett Developing Growth Fund, Inc., Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch Income Accumulation Fund Trust, NUI Stock Fund, Oppenheimer Global Growth and Income Fund, and Wells Fargo Large Company Growth Fund as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. Effective August 1, 2000, the plan was amended to change the vesting schedule for participants whereby a participant is now 100% vested in Company contributions after one year of service. Prior to August 1, 2000, a participant became 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. Beginning on August 1, 2000, an eligible employee with one or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. There were no forfeitures during the years ended December 31, 2000 and 1999. Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan, up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100% vested and benefits would be distributed to participants.

2.     Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

The Company's management has made a number of estimates and assumptions relating to the reporting of investments. Actual results could differ from those estimates.

In September 1999, the Financial Accounting Standards Board cleared for adoption Statement of Position (SOP) 99-3, "Accounting for and Reporting Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."  This SOP eliminates the previous requirement for a defined contribution plan to present plan investments by general type for participant-related investments in the statement of net assets available for benefits; it eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs and eliminates the requirement to disclose the total number of units and the net asset value per unit during the period, and at the end of the period, by defined contribution pension plans that assign units to participants; it requires a defined contribution plan to identify nonparticipant-directed investments that represent 5% or more of net assets available for benefits; and it eliminates the requirement for defined contribution plans, including both health and welfare benefit plans and pension plans, to disclose benefit-responsive investment contracts by investment fund option. This SOP was effective for plan years ending after December 15, 1999 and has been adopted by NUI Corporation.

The Plan's investments in each Investment Fund are maintained in shares/units. The market value of the Insured Money Market Fund and loans to participants are based on cost, which approximates market value. The market value of the Merrill Lynch Income Accumulation Fund Trust is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Trust Company (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The market value of the NUI Stock Fund is based on the published market quotation of the Fund's underlying assets. The market values of the remaining funds are based on their published quotations.

In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 2000 and 1999.

Recordkeeping, investment fund election changes, and loan fees are paid by the participants from their accounts. Investment management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Merrill Lynch and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

3.     Investment Funds

On December 1, 1999, the Plan liquidated and sold the Barclays Global Investors LifePath Funds, Templeton Foreign Fund, and KCS Stock Fund. Account balances invested in those funds were transferred into the following alternative funds, respectively: Barclays Global Investors Asset Allocation Fund, Oppenheimer Global Growth and Income Fund, and Lord Abbett Developing Growth Fund, Inc.

Also during 1999, the Norwest Large Company Growth A Fund was renamed Wells Fargo Large Company Growth Fund.

The Plan currently consists of the following funds:

Barclays Global Investors Asset Allocation Fund - This fund seeks to achieve a high level of total return while controlling risk and invests in a mix of S&P Index stocks, long-term Treasury bonds, and money market instruments.

Barclays Global Investors S&P 500 Stock Fund - This fund attempts to match the performance of the S&P 500 Index by investing in a broad array of established U.S. companies in substantially the same percentages as the Index.

Lord Abbett Developing Growth Fund, Inc. - This fund seeks long-term growth of capital and invests at least 65% of its total assets in the common stocks of companies in the "developing growth" phase of corporate growth. These companies are almost always small and are characterized by a dramatic rate of growth.

Merrill Lynch Aggregate Bond Index Fund - This fund seeks to provide investment results that replicate the total return of the Lehman Brothers Aggregate Bond Index. This Index is made up of primarily dollar-denominated investment grade fixed-income securities.

Merrill Lynch Income Accumulation Fund Trust - This fund seeks to provide preservation of capital, liquidity and current income at a level that is typically higher than that provided by money market funds. The Trust invests primarily in a diversified portfolio of Guaranteed Investment Contracts.

NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

Oppenheimer Global Growth and Income Fund - This fund seeks capital appreciation, consistent with preservation of principal, while providing current income.

Wells Fargo Large Company Growth Fund - This fund seeks long-term capital appreciation and invests primarily in the common stock of large, high-quality domestic companies that have superior growth potential. The fund may also invest up to 20% of its total assets in securities of foreign issuers.

The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. This fund had a negative balance of ($45,283) as of December 31, 1999. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2000	1999

NUI Stock Fund, 671,681 and 1,456,281 shares/units, respectively	$21,619,406	$19,339,414
Barclays Global Investors S&P 500 Stock Fund, 352,361 and 309,270 shares/units, respectively	$ 7,515,862	$ 8,359,576
Barclays Global Investors Asset Allocation Fund, 637,593 and 618,254 shares/units, respectively	$ 6,975,271	$ 7,771,459
Merrill Lynch Income Accumulation Fund, 6,872,138 and 451,246 shares/units, respectively	$ 6,872,138	$ 7,081,142
Wells Fargo Large Company Growth Fund, 66,849 and 60,356 shares/units, respectively	$ 4,494,229	$ 4,271,424

4.     Federal Income Taxes

The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401(a) of the Internal Revenue Code and was exempt from taxation. Management and Counsel believe the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax exempt.

Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.

5.     Plan Amendments

The plan was amended effective August 1, 2000 to reduce the vesting period for the Company's contributions from five years to one year.

EIN #22-3708029                                                                                                                                                                   Schedule I
PLAN #002

NUI Corporation
Savings and Investment Plan
Schedule of Assets
Held for Investment Purposes
At December 31, 2000

Identity of Issue	Description of Investment	Shares/ Units	Historical Cost	Current Value

Merrill Lynch Trust Company*
	Insured Money Market Fund	-	$ 26,087	$ 26,087
	Self-directed Fund Option	326,033	$ 326,033	$ 326,033
	Barclays Global Investors Asset Allocation Fund	637,593	$ 7,903,042	$ 6,975,271
	Barclays Global Investors S&P 500 Stock Fund	352,361	$ 9,251,981	$ 7,515,862
	Lord Abbett Developing Growth Fund, Inc.	18,228	$ 367,216	$ 296,024
	Merrill Lynch Aggregate Bond Index Fund	521	$ 5,169	$ 5,380
	Merrill Lynch Income Accumulation Fund Trust	6,872,138	$11,199,648	$ 6,872,138
	NUI Stock Fund	671,681	$14,237,965	$21,619,406
	Oppenheimer Global Growth and Income Fund	45,159	$ 1,392,318	$ 1,221,086
	Wells Fargo Large Company Growth Fund	66,849	$ 4,761,481	$ 4,494,229
Participants' Loans*	Loans, at interest rates ranging from 8.75% to 10.5%	-	$ 1,311,464	$ 1,311,464

* Represents a party in interest for the year ended December 31, 2000.

The accompanying notes are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
NUI CORPORATION

June 28, 2001	JAMES R. VAN HORN
Plan Administrator

June 28, 2001	ROBERT F. LURIE
Plan Sponsor